FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The financial statements included in this amendment replace the financial statements included in the Form 6-K submitted by the Company on May 15, 2007.  The Company does not believe that any of these changes are material.

In this report, references to “$,” “$US” or “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos.  This report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Unless otherwise indicated, this report contains discussions and financial information that was prepared in accordance with Mexican financial reporting standards, which we refer to as ‘‘Mexican GAAP.’’ These principles differ in significant respects from U.S. generally accepted accounting principles, which we refer to as ‘‘US GAAP,’’ including, but not limited to, the treatment of the capitalization of pre-operating expenses, the capitalization of interest, severance, and deferred income taxes and employees’ profit sharing and in the presentation of cash flow information.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These forward-looking statements reflect our views with respect to our financial performance and future events.  All forward-looking statements contained herein are inherently uncertain.  Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein.  Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others.  Readers are cautioned not to place reliance on these forward-looking statements.  The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	competition in local services, long distance, data, internet, voice over internet protocol, or VoIP, services and video;

•	ability to attract subscribers;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	our ability to successfully integrate Avantel and Axtel;

•	our ability to manage, implement and monitor billing and operational support systems;

•	an increase in churn, or subscriber cancellations;

•	the control of us retained by certain of our stockholders;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	our need for substantial capital;

-i-

•	the effects of governmental regulation of the Mexican telecommunications industry;

•	declining rates for long distance traffic;

•	fluctuations in labor costs;

•	foreign currency exchange fluctuations relative to the US dollar or the Mexican peso;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including competitive pricing pressures, inflation or deflation and changes in tax rates;

•	significant economic or political developments in Mexico and the United States;

•	the global telecommunications downturn;

•	the timing and occurrence of events which are beyond our control; and

•	other factors described in our recent filings with SEC, including our Form 20-F for the year ending on December 31, 2006.

Any forward-looking statements in this document are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances.  Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations.  You are therefore cautioned not to place undue reliance on such forward-looking statements.  While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not intend to update any particular forward-looking statements contained in this document.

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PART I - FINANCIAL INFORMATION

ITEM 1.                      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Quarterly Condensed Consolidated Financial Statements March 31, 2007
(With comparative figures as of December 31, 2006 and March 31, 2006)
 (With Review Report of Independent Registered Public Accounting Firm Thereon)

Review Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Axtel, S.A.B. de C.V.:

We have reviewed the accompanying condensed consolidated balance sheet of Axtel, S.A.B. de C.V. and subsidiaries as of March 31, 2007, the related condensed consolidated statements of operations for the three-month periods ended March 31, 2007 and 2006, the consolidated statements of changes in financial position for the three-month periods ended March 31, 2007 and 2006, and the related consolidated changes in stockholders’ equity for the three-month period ended March 31, 2007. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with Financial Reporting Standards Generally Accepted in Mexico.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Axtel, S.A.B. de C.V. and its subsidiaries as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and changes in financial position for the year then ended and in our report dated March 22, 2007, and March 28, 2007 for note 21(b), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effects of such differences in the results of operations for each of the three-month periods ended March 31, 2007 and 2006, and in the stockholders’ equity as of March 31, 2007 and December 31, 2006 is included in note 14 to the condensed consolidated financial statements.

KPMG Cárdenas Dosal, S.C.

                                                                                                /s/ Rafael Gomez Eng
Rafael Gómez Eng

Monterrey, N.L. Mexico
May 18, 2007

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(Thousands pesos of constant purchasing power as of March 31, 2007)

	(Unaudited)
	March 31,	December 31,
Assets	2007	2006

Current assets:
Cash and cash equivalents	$1,236,765	1,189,828
Accounts receivable	1,662,797	1,616,650
Refundable taxes and other accounts receivable	393,367	245,981
Prepaid expenses	80,060	42,702
Inventories	116,626	100,345
Derivative financial instruments (note 4)	29,755	-

Total current assets	3,519,370	3,195,506

Property, systems and equipment, net (note 6)	13,611,929	13,665,431
Long-term accounts receivable	19,812	20,139
Intangible assets (note 7)	1,319,222	1,385,190
Pre-operating expenses, net	143,843	155,371
Deferred income taxes (note 11)	590,728	604,459
Deferred employee’s profit sharing	26,768	27,040
Investment in shares of associated company	13,615	13,753
Other assets (note 8)	282,621	301,031

Total assets	$19,527,908	19,367,920

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,845,935	1,868,426
Accrued interest	106,816	16,011
Short-term debt to Banamex	248,553	-
Current maturities of long-term debt (note 9)	159,174	158,891
Taxes payable	34,203	60,968
Derivative financial instruments (note 4)	-	66,729
Deferred revenue	488,318	598,300
Other accounts payable (note 10)	447,807	497,689

Total current liabilities	3,330,806	3,267,014

Long-term debt, excluding current maturities (note 9)	7,718,591	8,074,956
Severance, seniority premiums and other post retirement benefits	73,011	83,245
Deferred revenue	314,567	263,934
Other long-term accounts payable	3,499	2,934

Total liabilities	11,440,474	11,692,083

Stockholders’ equity (note 12):
Common stock	8,635,511	8,448,315
Additional paid-in capital	722,059	532,664
Deficit	(1,416,845)	(1,402,513)
Cumulative deferred income tax effect	128,674	128,674
Change in the fair value of derivative instruments	18,035	(31,303)

Total stockholders’ equity	8,087,434	7,675,837

Commitments and contingencies (note 13)

Total liabilities and stockholders’ equity	$19,527,908	19,367,920

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Thousands pesos of constant purchasing power as of March 31, 2007)

	Three months ended
	March 31,
	(Unaudited)
	2007	2006
Telephone services and related revenues	$2,926,020	1,369,158

Operating costs and expenses:
Cost of sales and services	(1,095,254)	(411,320)
Selling and administrative expenses	(920,810)	(461,736)
Depreciation and amortization	(700,248)	(357,433)

	(2,716,312)	(1,230,489)

Operating income	209,708	138,669

Comprehensive financing result:
Interest expense	(324,178)	(194,796)
Interest income	116,002	43,659
Foreign (loss) exchange, net	(88,055)	(28,258)
Monetary position gain	69,050	5,787

Comprehensive financing result, net	(227,181)	(173,608)

Other expense	(2,129)	(1,943)

Loss before income taxes and equity in earnings of associated company	(19,602)	(36,882)

Deferred income taxes (note 11)	5,408	11,486

Equity in earnings of associated company	(138)	-

Net loss	$(14,332)	(25,396)

Weighted average common shares outstanding	2,903,029,083	2,840,936,866

Basic and diluted earnings per share (pesos)	0.00	(0.01)

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position
(Thousands pesos of constant purchasing power as of March 31, 2007)

	Three months ended
	March 31,
	(Unaudited)
	2007	2006
Operating activities:
Net loss	$(14,332)	(25,396)
Add charges to operations not requiring (providing) resources:
Depreciation	568,408	301,144
Amortization	131,840	56,289
Deferred income tax and employee’s profit sharing	(5,408)	(11,486)
Equity in results of associated company	138	-

Resources provided by the operations	680,646	320,551

Net financing (investment in) operations	(449,093)	(23,983)

Resources provided by operating activities	231,553	296,568

Financing activities:
Issuance of common stock	376,591	(2,053)
Decrease in loans, net	(107,529)	(989,343)
Restricted cash	-	36,241
Accrued interest	90,805	46,535
Other accounts payable	6,356	4,595

Resources provided by (used in) financing activities	366,223	(904,025)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(514,906)	(394,199)
Pre-operating expenses	-	(6,396)
Change in other assets	(35,933)	(211)

Resources used in investing activities	(550,839)	(400,806)

Increase (decrease) in cash and cash equivalents	46,937	(1,008,263)

Cash and cash equivalents at beginning of period	1,189,828	1,987,676

Cash and cash equivalents at end of period	$1,236,765	979,413

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity
Three months ended March 31, 2007
(Thousands pesos of constant purchasing power as of March 31, 2007)

	Common stock	Additional paid-in capital	Deficit	Cumulative de- ferred income tax effect	Change in the fair value of deriva- tive instruments	Total stockhold- ers’ equity

Balances as of December 31, 2006	$8,448,315	532,664	(1,402,513)	128,674	(31,303)	7,675,837

Issuance of common stock (note 12(a))	187,196	189,395	-	-	-	376,591

Comprehensive income	-	-	(14,332)	-	49,338	35,006

Balances as of March 31, 2007 (Unaudited)	$8,635,511	722,059	(1,416,845)	128,674	18,035	8,087,434

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(1) Basis of presentation

On May 11, 2007, the Administration of the Company authorized the issuance of the accompanying consolidated financial statements and related footnotes.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

Beginning June 1, 2004, the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) is in charge of issuing financial reporting standards in Mexico.  To accomplish this task, CINIF received from the Mexican Institute of Public Accountants the bulletins of Generally Accepted Accounting Principles and Circulars issued through that date, which have been renamed as Financial Reporting Standards (FRS), and will continue in force until modified, substituted or superseded by a new FRS.  Through December 2006, CINIF had issued eight series A and one series B FRS, effective for fiscal years beginning after December 31, 2005.  Therefore, all prior series A bulletins, as well as bulletins B-1 and B-2, have been superseded.

The accompanying consolidated financial statements have been prepared in accordance with Mexican FRS. Therefore that FRS A-5 requires that income statements distinguish only between incomes, costs and expenses ordinaries and non-ordinaries, the FRS related to Income Statements have not been issued, and is the one that must contain all the detail of classification, by which the income statement of December 31, 2006 is presented in accordance to the dispositions of FRS B-3.

(2) Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 13e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint, a fiber optic radio links and copper technology, which are used depending on the communication needs of the clients.

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually and the senior notes bear interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel. (see note 9)

On November 27, 2006 the Company signed an agreement with Banco Nacional de Mexico, S.A. (“Banamex”) and Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) to acquire all the assets and shares of Avantel Infraestructura, S. de R.L. de C.V. and Avantel, S. de R.L. de C.V. therefore the results of operations have been included in the Company’s consolidated statement of operations since the date of purchase. As described in note 9, the acquisition transaction was financed through various loans amounting to approximately U.S. $516 million.

In relation with the acquisition of Avantel, we are in the process of finalizing asset valuations, including investments, property, systems and equipment, intangible assets, and certain liabilities. Given the size of the merger, the fair values set forth above are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but may not be limited to, the following: valuations of property, plant and equipment, exit from certain contractual arrangements and the expected involuntary termination of employees in connection with our integration activities and rationalization of the combined work force. When finalized, adjustments to the preliminary amounts allocated may result.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest through the redemption date. The premium paid on this transaction amounted to approximately U.S. $9.6 million, and is included in the statements of operations as part of the comprehensive financing result.  In relation with transaction, deferred financing cost amounting to $27,959 were amortized.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(3) Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Financial Reporting Standards Generally Accepted in Mexico (FRS), which include the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power as of March 31, 2007, based on the National Consumer Price Index (NCPI) published by Banco de Mexico.

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %

March 31, 2007	446.961	1.02
December 31, 2006	442.468	4.05
March 31, 2006	428.764	0.83

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2006, as certain information and note disclosures normally included in financial statements prepared in accordance with FRS have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007.

When reference is made to pesos or “$”, it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos as of the most recent balance sheet date.

The U.S. dollar exchange rates as of March 31, 2007 and December 31, 2006 were $11.08 and $10.88 respectively. As of May 11, 2007, the exchange rate was $10.83.

The consolidated condensed financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	Property management
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Adequip, S.A.	Fiber optic rings leasing
Avantel Recursos, S.A. de C.V. (“Recursos”)	Administrative services
Avantel Servicios, S.A. de C.V. (“Servicios”)	Administrative services
Telecom. Network, Inc. (“Telecom”)	Telecommunications services

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura´s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

(4) Derivative instruments and hedging activities

The Company has Cross Currency Swaps (CCS) transactions, denominated “Coupon Swap” agreement to hedge its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $250 million senior notes, U.S. $275 million senior notes and a syndicated loan.  The Company does not enter into derivative instruments for any purpose other than hedging activities.  That is, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in currency exchange rates fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at an annual rate of 7.625%, and the Company will make monthly payments calculated based on the aggregate of $3,038,750 (nominal value) at annual rate of TIIE minus 2.5 basis points.

On March 22, 2007, the Company contracted three derivative transaction, with the following characteristics:

1.
CCS (Interest Only Swap) with a notional amount of U.S. $87.5 million. In this transaction the Company receives 12.26% of a notional amount of $950.7 million and pays 11% on the notional amount in U.S. dollars.

2.
Interest only swap with the purpose of fixing the rate in pesos for the derivative contracted on February 3, 2007, in which the Company will receive monthly the rate of TIIE less 2.5 basis points over $3,038,750 (nominal value) and will pay a fix rate of 7.86% over the same notional amount.

3.
Full CCS to cover foreign exchange risk generated by the syndicated term loan in which the Company will receive payments of 3 month Libor plus 150 basis points over the notional of U.S. $110.2 million and will pay a monthly rate of TIIE 28 days plus 135 basis points over the notional of $1,215,508.

On June 6, 2005, the Company entered into a new Ps-USD CCS derivative. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the issuance of  U.S. $250 million 11% senior notes. Under this agreement, the Company will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,480,356 (nominal value) at an annual rate of 12.26%. This CCS has been accounted under the cash flow hedge accounting model.

On March 29, 2004, the Company entered into a Ps-USD CCS derivative to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under these CCS transactions, the Company will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of $1,270,019 (nominal value) at an annual rate of 12.30%. This CCS has been accounted under the cash flow hedge accounting model.

Both CCS that hedge the 250 million senior notes issuance, will expire in December 2008. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS, replicate those selected contractual cash flow terms in interest payment dates and those conditions of the underlying hedged debt, except that the underlying debt is due in 2013. The Company has been accounting these partial term hedge fixed for fixed CCS under the cash flow hedge accounting model.

As of March 31, 2007, the CCS information is as follows:

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(Amounts in charts are expressed in millions)

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S. $ 113.75	$ 1,270	11.00%	12.30%	U.S.$(3.0)
December 15, 2008	U.S. $ 136.25	$ 1,480	11.00%	12.26%	U.S.$(2.5)
February 01, 2012	U.S. $ 275.00	$ 3,039	7.63%	TIIE –2.5 bps	U.S. $3.5
December 15, 2008	U.S. $ 87.50	$ 950	12.26%	11.00%	U.S. $1.7
February 29, 2012	U.S. $ 110.23	$ 1,216	Libor + 1.5	TIIE +1.35	U.S. $0.5
August 01, 2009	U.S. $ 275.00	$ 3,039	TIIE – 2.5 bps	7.86%	U.S. $(0.3)
February 01, 2012	U.S. $ 275.00	$ 3,039	TIIE – 2.5 bps	7.86%	U.S. $2.7

For the three-months ended March 31, 2007, the change in the fair value of these CCS is an unrealized gain amount of U.S. $5.2 million, when compared to the fair value as of December 31, 2006. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes. No hedge ineffectiveness on cash flow hedges was recognized during 2007.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of approximately $2,698 from embedded derivatives effects as of December 31, 2006 and March 31, 2007 in the accounting records.

(5) Related parties transactions

The main transactions with related parties, during the three-months period ended March 31, 2007 and 2006 are:

	(Unaudited)	(Unaudited)
	March 31,	March 31,
	2007	2006

Telecommunications service income	$142,470	-
Interest expense	16,392	-
Comissions and administrative services	6,466	-
Lease expense	6,026	8,685
Installations services expense	1,371	917
Technical advisory and services	956	-
Other	124	55

During December 2006, Avantel received from Banamex approximately U.S. $40 million in relation to diverse contracts of services between them. One of the contracts is to provide services of technical support on site during 60 months and the second one consists in the prepayment of 13 months of recurring telephony services for three years.

In 2005, the Company entered into a service agreement for marketing and advertising inside a theme park.

In March and May 2000, the Company entered into a lease agreement with Gemini, S.A. de C.V. for the lease of land and property on which the corporate offices and certain infrastructure are located.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

In April 2002, the Company signed a service agreement with Instalaciones y Desconexiones Especializadas, S.A. de C.V. for the provision of installation services with regard to customer premise equipment.

The due from and due to balances with related parties as of December 31, 2006 and 2005 are as follows:

	March 31,	December 31,
	2007	2006

Due from:
Operadora de Parques y Servicios, S.A. de C.V.	$1,996	4,811

Due to:
GEN Industrial, S.A. de C.V.	$60	-
Instalaciones y Desconexiones Especializadas, S.A. de C.V.	827	-
Neoris de Mexico, S.A. de C.V.	956	-
	$1,843	-

As of March 31, 2007 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 9.

(6) Property, systems and equipment

Property, systems and equipment are as follows:

	(Unaudited)
	March 31,	December 31,
	2007	2006	Useful lives

Land	$162,517	163,754
Building	336,005	346,497	25 years
Computer and electronic equipment	1,532,058	1,502,131	3 years
Transportation equipment	56,910	104,915	4 years
Furniture and fixtures	112,683	117,541	10 years
Network equipment	16,301,827	15,943,064	6 to 28 years
Leasehold improvements	203,465	193,080	5 to 14 years
Construction in progress	1,237,748	1,100,641
Advances to suppliers	43,714	27,747

	19,986,927	19,499,370

Less accumulated depreciation	6,374,998	5,833,939

Property, systems and equipment, net	$13,611,929	13,665,431

(7) Intangible assets

Intangible assets consist of the following:

	(Unaudited)
	March 31,	December 31,
	2007	2006

Telephone concession rights Axtel	$1,044,758	1,044,758
Telephone concession rights Avantel	146,446	146,446
Customers relationships	390,503	390,503
Trade name “Avantel”	195,252	195,252

	1,776,959	1,776,959
Less accumulated amortization	457,737	391,769

Intangible assets, net	$1,319,222	1,385,190

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Telephone concession rights from Axtel

The Company has been granted the following licenses over the spectrum of frequencies necessary to provide the services:

•
60MHz for Point-to-Multi-Point in the 10.5GHz band to cover each one of the nine regions of the Mexican territory. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $156,677 for the Company.

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band with countrywide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of $79,015 for the Company.

•	50MHz in the 3.4GHz. The licenses obtained allow coverage in the nine regions of the country, and the investment was $809,066 for a period of twenty years with an extension option.

Telephone concession rights from Avantel

•
30-year concession granted on September 15, 1995, renewable under the terms of the title, to provide public long-distance telecommunication services both domestic and international and other additional value added services related with long-distance services.

•
20-year concession granted on February 20, 1997 for the use of frequency bands of the radioelectric spectrum to provide mobile paging services, renewable under the terms of the title. In 2003, Avantel paid U.S. $ 3.9 million, and transferred all remaining contractual obligations of subscribers to these services to another carrier.

•	30-year concession granted on April 12, 1999 to provide domestic telecommunication services in Mexico, renewable under the terms of the concession.

Intangible assets from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangibles assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value was determined by using independent external expert appraiser in accordance with FRS B-7 and FAS 141.  The trade name and the customer relationships that will be amortized over three to five years using the sum of the years’ digits method, which we believe best reflects the estimated pattern in which the economic benefits of those relationships will be consumed.   The telephone concession right will be amortized over the remaining term of the concession on a straight-line basis.

For the mentioned above intangibles assets we will assess whether any indicators of impairment exist that would trigger a test of any of these definite lived intangible assets, including, but not limited to, a significant decrease in the market price of the asset or cash flows, or a significant change in the extent or manner in which the asset is used. We will also evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization, which would be addressed prospectively. For example, we review certain trends such as customer churn, average revenue per user, revenue, our future plans regarding the network and changes in marketing strategies, among others.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(8) Other assets

Other assets consist of the following:

	(Unaudited)
	March 31,	December 31
	2007	2006

Notes issuance costs	$133,374	96,901
Telmex / Telnor infrastructure costs	66,474	66,474
WTC concession rights	21,880	21,880
Deferred financing costs	39,931	87,451
Guarantee deposits	38,637	43,554
Other	52,140	48,274

	352,436	364,534
Less accumulated amortization	69,815	63,503

Other assets, net	$282,621	301,031

(9) Long-term debt

Long-term debt as of March 31, 2007 and December 31, 2006 consist of the following:

	(Unaudited)
	March 31,	December 31,
	2007	2006
U.S. $ 275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semi-anually.	$3,047,358	-

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.	1,800,711	1,786,118

Premium on Senior Notes issuance	29,574	31,464

Unsecured Bridge Loan with Credit Suisse, Cayman Island Branch, as the administrative agent, for an aggregate amount of U.S. $310.9 million, with an interest rate of LIBOR + 125 basis points, maturing in May 2008.	-	3,417,804

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of $1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is November 2011, with quarterly principal repayments starting November 2009, with an interest rate for the tranche in pesos of TIIE + 187 basis points, and the tranche in U.S. dollar of LIBOR + 187 basis points.	2,263,800	2,264,485

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.	552,517	578,002

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.	183,805	155,974

Total long-term debt	7,877,765	8,233,847

Less current maturities	159,174	158,891

Long-term debt, excluding current maturities	$7,718,591	8,074,956

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Annual installments of long-term debt are as follows:

Year	Amount

March 2009	$134,856
March 2010	384,239
March 2011	1,064,944
2012 and thereafter	6,134,552

$7,718,591

As of March 31, 2007 and December 31, 2006 long-term debt principal characteristics are as follows:

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually and the senior notes bear interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the acquisition of Avantel.

On December 4, 2006, the Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, with a peso tranche in the aggregate amount of $1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The term loan facility will mature in November 2011, with partial principal repayments payable quarterly beginning on November 2009. The credit agreements bear interest rate at LIBOR + 187 basis points for the tranche in U.S. dollar and TIIE + 187 basis points for the peso tranche. Certain subsidiaries of the Company guarantee this credit agreement.

Some of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which was recorded in the statement of operations as part of the comprehensive financing result.

On October 1, 2006, Avantel Infraestructura, S. de R.L. a subsidiary of Axtel S.A.B. de C.V. from December 4, 2006 entered into a capacity lease agreement with Teléfonos de México, S.A.B. de C.V. for purposes of connecting the installations of Avantel and those of Telmex in certain cities by using dedicated links of data for an amount of approximately $800,000. The monthly lease payment for this contract is approximately $15 million. The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL. The Company recorded the lease as a capital lease according to FRS.

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2006, and as of March 31, 2007, the Company was in compliance with all of its covenants.

(10) Other accounts payable

As of March 31, 2007 and December 31, 2006, other accounts payable consist of the following:

	(Unaudited)
	March 31,	December 31,
	2007	2006

Guarantee deposits (note 13(a))	$144,057	142,889
Interest payable (note 13(a))	61,672	57,048
Labor and contractual reserves	53.361	119,703
Other	188,717	178,049

Total other accounts payable	$447,807	497,689

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(11) Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

Effective January 1, 2002 a new Income Tax Law had been enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate for assets and liabilities as of December 31, 2006 and assuming a 29% and 28% as of December 31, 2005, depending upon the expected reversal of temporary differences. The effect of the reduction in the deferred income tax asset calculation for 2006 was $11,736.

For the three months ended March 31, 2007 and 2006 (unaudited), deferred IT amounted to an expense of $5,408 and $11,486, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 are presented below:

December 31,
2006
Deferred tax assets:
Net operating loss carryforwards	$1,415,409
Accounts receivable	270,913
Accrued liabilities	433,067
Tax on assets	331,639
Premium on bond issuance	12,382
Fair value of derivative instruments	12,173

Total gross deferred tax assets	2,475,583

Less valuation allowance	853,372

Net deferred tax assets	1,622,211

Deferred tax liabilities:
Property, systems and equipment	493,708
Telephone concession rights	226,066
Intangible and other assets	297,978

Total deferred tax liabilities	1,017,752

Deferred tax asset, net	$604,459

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $4,591,265 prior to the expiration of the net operating loss carryforwards in various dates as disclosed below.  Unaudited taxable income for the three-month periods ended March 31, 2007 and 2006 were $306,987 and $61,931, respectively.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of March 31, 2007 and December 31, 2006, a deferred tax asset valuation allowance was established for tax loss carryforwards from the subsidiaries and TA from the Company and its recently acquired subsidiaries.

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of March 31, 2007, the tax loss carryforwards expired as follows:

Year	Inflation-adjusted tax loss carryforwards	Recoverable TA

2007	$666,512	-
2008	1,192,799	-
2009	451,676	-
2010	374,234	-
2011	384,991	68,153
2012	868,350	49,116
2013	442,533	74,933
2014	90,274	80,056
2015	4,907	30,481
2016	48,946	32,647
2017	66,043	-

	$4,591,265	335,386

(12) Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a) Common stock structure

At March 31, 2007, the Company had 2,923,117,741 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 32,212,209 shares are Series A and 2,890,905,532 shares are Series B. At March 31, 2007 the Company has only issued Class “I” shares.  Also, at March 31, 2007 all shares issued are part of the fixed portion.

As of March 31, 2007, the common stock of the Company is $6,439,264 (nominal value), represented by 32,212,209 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 2,890,905,532 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained shareholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPOs) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by shareholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 177,992,248 Series B Shares (represented by 25,427,464 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 82,151,321 new Series B Shares (represented

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

by 11,735,903 CPOs). The new Series B Shares were subscribed and paid at $31.92 per CPO for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.

(b) Stockholders’ equity restrictions

Stockholder contributions, restated as provided for in the tax law, totaling $6,796,691 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 9 establish limitations on dividend payment.

(13) Commitments and contingencies

As of March 31, 2007, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for $61,672, included within the other accounts payable in the balance sheet as of March 31, 2007.

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract. As of March 31, 2007, the trial is at a stage where evidence is being shown.

(b)
On October 2002, Metronet, S.A. de C.V. ("Metronet") filed an action against the Company in the Fourth Civil Court in Monterrey (Mexico). Metronet claims that the Company wrongfully terminated a letter of intent and is seeking payment for services and direct damages of approximately U.S.$3.8 million, plus other expenses and attorneys' fees. The trial court ruled against the Company in first instance. The Company appealed such judgment before the Appeal Court and on October 22, 2004 ruled in favor of the Company, discharging Axtel of any liability, damages or payment in favor of Metronet.  On November 12, 2004 Metronet requested constitutional review. On May 27, 2005, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. The State Superior Court of Appeals on July 7, 2005 ruled again in favor of the Company, releasing Axtel of any liability and responsibility. On August 5 2005, Metronet requested constitutional review challenging such State Superior Court’s decision. On January 20, 2006, the Mexican Federal Court resolved the constitutional review requested by Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. On April 18, 2006 the State Superior Court of Appeals issued a new resolution awarding Metronet damages of approximately US$ 5.4 million.  On May 22, 2006 the Company requested constitutional review challenging such State Superior Court’s decision. On March 28, 2007, the Mexican Federal Court resolved the constitutional review requested by AXTEL and Metronet by ordering the State Superior Court of Appeals to review the case and to issue a new resolution. Currently the State Superior Court is reviewing and the resolution is pending, however based on advice from Company’s legal advisors, the Company believes that they will prevail and has not recognized any liability.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of $1,992 and to other service providers amounting $381,961.

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main shareholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
On November 28, 2002, Global Link Telecom Corporation (“Global Link”) requested from the Company a payment of U.S. $1 million due to the fact that Global Link filed voluntary petition for reorganization under Chapter 11 of the USA Bankruptcy Code. This amount relates to payments made by Global Telecommunications Solutions de Mexico, S. de R.L. de C.V. (“GTSM”) 90 days before the Global Link reorganization period began. In October 2003, the bankruptcy committee in charge of this case increased the requested amount to U.S. $3 millions. Legal advisors of Avantel Infraestructura initiated the defense of the Company arguing that Global Link has never had any relationship with Avantel Infraestructura. Should Avantel Infraestructura obtain an unfavorable resolution, it will pay U.S. $3 millions plus interest and legal expenses.

There is a preliminary agreement with Global Link to terminate this procedure, in which they request a payment amounting to U.S. $350,000. Avantel Infraestructura signed an agreement with Global Link in May 2007 and the Company has recognized the related liability.  The Company expects to pay in April.

(g)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(h)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for the three-month periods ended March 31, 2007 and March 31, 2006 was $124,216 and $91,077, respectively.

The annual payments under the committed leases as of March 31, 2007 are as follows:

	Contracts in:
	Pesos (thousands)	U.S. Dollars (thousands)

March 2008	$132,720	14,877
March 2009	123,908	11,938
March 2010	105,758	11,303
March 2011	84,845	11,370
March 2012	77,244	6,578
Thereafter	283,160	6,597
	$807,635	62,663

(i)	As of March 31, 2007, the Company has placed purchase orders, which are pending delivery from suppliers for approximately $740,132.

(j)
In connection to one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, situation that occurred during the month of November, at the moment that Axtel acquired the shares from Tel Holding and Banamex. The amount of this instrument is U.S. $65 million. Axtel is a guarantor of this instrument with Banamex, which issued the letter of credit.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(14) Differences between Mexican and United States accounting principles

The consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

The consolidated financial statements under Mexican GAAP include the effects of inflation provided for by Bulletin B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three months ended March 31, 2007 and 2006, and on stockholders’ equity as of March 31, 2007 and December 31, 2006 are presented below, with an explanation of the adjustments.

	(Unaudited)
	Three months ended
	March 31,

	2007	2006

Net (loss) income reported under Mexican GAAP	$(14,332)	(25,396)

Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 14a)	9,299	(23,270)
2. Amortization of start-up costs (see 14c)	11,544	11,153
3. Start-up costs of the period (see 14c)	(16)	(6,396)
4. Revenue recognition (see 14b)	(3,135)	(10,758)
5. Allowance for post retirement benefits (see 14d)	348	139
6. Capitalized interest (see 14e)	(8,900)	(215)
7. Depreciation and amortization expense (see 14e)	(33,046)	-
Total approximate U.S. GAAP adjustments	(23,906)	(29,347)
Approximate net income (loss) under U.S. GAAP	$(38,238)	54,743

	(Unaudited) March 31,	December 31,
	2007	2006

Total stockholders’ equity reported under Mexican GAAP	$8,087,434	7,675,837

U.S. GAAP adjustments
1. Deferred income taxes (see 14a)	100,773	91,474
2. Start-up costs (see 14c)	(143,843)	(155,371)
3. Revenue recognition (see 14b)	(156,608)	(153,473)
4. Allowance for post retirement benefits (see 14d)	(34,229)	(34,577)
5. Capitalized interest (see 14e)	(25,224)	16,722
6 SAB 108 adjustment (see 14g)	106,970	106,970
Total approximate U.S. GAAP adjustments	(152,161)	(128,255)
Total stockholders’ equity under U.S. GAAP	$7,935,273	7,547,582

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

(a) Deferred income taxes (IT) and employee’s statutory profit sharing (“ESPS”)

For Mexican GAAP Deferred IT are accounted for under the asset and liability method. All of the Company’s pretax income and reported income tax expense is derived from domestic operations.

For Mexican GAAP Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for ESPS purposes, which can be reasonably presumed to result in a future liability or benefit, with indication that the liabilities or benefits will materialize.

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.  The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2006 for U.S. GAAP are presented below:

December 31,
2006

Deferred tax assets:
Net operating loss carryforwards	$1,415,409
Allowance for doubtful accounts	270,913
Deferred revenues	42,972
Accrued liabilities	438,095
Fair value of derivative instruments	12,173
Premium on bond issuance	12,382
Tax on assets	331,639

Total gross deferred tax assets	2,523,583

Less valuation allowance	1,701,248

Net deferred tax assets	822,335

Deferred tax liabilities:
Property, systems and equipment	775,343
Telephone concession rights	226,066
Other assets	277,535

Total deferred tax liabilities	1,278,944

Net deferred tax liabilities under U.S. GAAP	(456,609
Effects from Avantel acquisition	969,594
Less net deferred tax liability recognized under Mexican GAAP	604,459

U.S. GAAP adjustment to stockholders’ equity	$91,474

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Under US GAAP and as of December 31, 2006, a deferred tax asset and a long-term deferred tax liability has been recorded amounting to $235,004 and $(691,613), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2006.  The amount of the deferred tax asset considered realizable, could change if estimates of future taxable income during the carryforward period are changed. For US GAAP, as of December 31, 2006, a valuation allowance was established for the net operating and TA tax loss carryforwards of Avantel Infraestructura and Avantel A&P as such loss carryforwards must be realized on a separate company basis by such subsidiaries. Both subsidiaries have experienced net losses in the past 3 years.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect of adopting FIN 48 generally is recorded directly to retained earnings. However, to the extent the adoption of FIN 48 resulted in a revaluation of uncertain tax positions acquired in purchase business combinations, the cumulative effect is recorded as an adjustment to the goodwill remaining from the corresponding purchase business combination. As a result of our adoption of FIN 48, no provision was considered necessary.

It is our accounting policy to recognize interest related to unrecognized tax benefits in interest expense or interest income.  We will recognize penalties as additional income tax expense. As of January 1, 2007, no accrual for interest and penalties were recorded because we do not have uncertain tax positions.  We file income tax returns in Mexico.  The Mexican Internal Revenue Service (MIRS), is currently examining our 2001 income tax return.  They have effectively completed the examination of our tax returns related to years prior to 2001 and no penalties were imposed.  Based on our current knowledge from the aforementioned examination, we do not anticipate any adjustment that would result in a material change to our financial position.  Based upon the Mexican Income Tax Law, the MIRS have the authority to review the last five years since the last return filed.  The years that remain subject to examination by the MIRS are from 2002 to 2006.

(b) Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

a)           there is persuasive evidence of an agreement;
b)           the delivery was made or the services rendered;
c)           the sales price to the purchaser is fixed or determinable; and
d)           collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period is determinated based upon the Company’s experienced average customers life. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

(c)Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years.  The Company has reversed the amortization of $11,544 and $11,153 for the three months ended March 31, 2007 and 2006 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by $143,843 and $155,371 to write off the unamortized balance at March 31, 2007 and December 31, 2006.  For U.S. GAAP purposes during the three months ended March 31, 2007 and 2006 the Company reversed $16 and $6,396, respectively, of capitalized amortization costs.

(d) Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the three months ended March 31, 2007 and 2006 the Company recorded an increase in net income of $348 and $139, respectively. As of March 31, 2007 and December 31, 2006, the Company cancelled a deferred charge of $34,229 and $16,620, as allowed under Mexican GAAP. The US GAAP liability amounts to $60,917 and $64,001 as of March 31, 2007 and December 31, 2006, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2006 for items not yet recognized as a component of net periodic costs that were recognized in accumulated other comprehensive income was as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	$83,245	12,039	95,284
Deferred income taxes assets (noncurrent)	(23,308)	(3,371)	(26,679)
Total liabilities	59,936	8,886	68,822
Total stockholders’ equity	$7,377,756	(8,668)	7,386,424

The recognition provisions of SFAS 158 had no affect on the statements of income for the periods presented.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

(e) Capitalized interest and depreciation and amortization expense

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

In connection with the preliminary purchase price allocation to the assets and liabilities acquired in the Avantel acquisition, certain differences occurred between Mexican reporting standards and U.S. GAAP.  For U.S. GAAP purposes goodwill, amounting to $163,493 was recognized as a result of the acquisition of Avantel in accordance with FASB 141 “Business Combinations”.  As a consecuence of the difference between Mexican reporting standards and U.S. GAAP, the value of property, systems and equipment and intangible assets under U.S: GAAP is higher than under Mexican GAAP.  For U.S:. GAAP purposes an additional depreciation and amortization expense should be recorded and amounted to $33,046 for the three months ended March 31, 2007.

(f) Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff  believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of shareholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of $106,970 million for prior year misstatements that previously had been considered immaterial.  The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately $182,010 which should have been shown as an increase in property, systems and equipment.

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for $(75,040).

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description		Property, Systems and Equipment	Deferred Taxes	Stockholders’ Equity
Property, systems and equipment	Ps.	159,751	-	159,751
Deferred taxes		-	(52,781)	(52,781)
Total	Ps.	159,751	(52,781)	106,970

(g) Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S.$ 175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. $75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

Some of the Company’s consolidated subsidiaries, Instalaciones y Contrataciones, S.A. de C.V. (Instalaciones), Impulsora e Inmobiliaria Regional, S.A. de C.V. (Impulsora) and Servicios Axtel, S.A. de C.V. (Servicios), are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiary guarantors is 99.99% owned by Axtel, S.A. de C.V.  All guarantees are full and unconditional and are joint and several.

Axtel is eligible, under Adopting Release (nos. 33-7878 and 34-43124) and a no-action request letter, for presenting the condensed consolidating financial information of Impulsora, Instalaciones and Servicios in this note in accordance with Rule 3-10 (f) of Regulation S-X. Each of Impulsora, Instalaciones and Servicios has total capital stock outstanding of 50,000 common shares. Axtel directly owns all but one share of each of Impulsora, Instalaciones and Servicios. The ownership of the remaining share by someone other than Axtel is a requirement of Mexican law.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column, “Axtel” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of Instalaciones, Impulsora and Servicios, after adjustments and eliminations relating to their combination.  Beginning on December 31, 2006, the third column represents the combined amounts related to Avantel and Avantel Infraestructura which are non-gauarantors, “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of Axtel, and the guarantors. The fifth column, “Axtel Consolidated”, represents the Company’s consolidated amounts as reported in the consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

The condensed consolidating financial information is as follows:

Condensed consolidating balance sheets:
				Adjustments
(Unaudited)		Combined	Combined	and	Axtel
As of March 31, 2007	Axtel	Guarantors	Non- Guarantors	Eliminations	Consolidated

Current assets	$2,700,386	231,071	1,577,389	(989,476)	3,519,370

Property, systems and equipment, net	12,830,934	8,473	773,179	(657)	13,611,929

Concession rights, pre-operating expenses and deferred taxes	1,319,914	20,012	1,236,736	(496,101)	2,080,561

Investment in subsidiaries	367,641	-	13,615	(367,641)	13,615

Other non-current assets and long-term receivable	233,767	17,464	51,202	-	302,433

Total assets	$17,452,642	277,020	3,652,121	(1,853,875)	19,527,908

Current liabilities	$1,643,782	202,055	2,474,445	(989,476)	3,330,806

Long-term debt	7,221,827	-	496,764	-	7,718,591

Other non-current liabilities	499,599	20,178	367,401	(496,101)	391,077

Total liabilities	9,365,208	222,233	3,338,610	(1,485,577)	11,440,474

Total stockholders equity	8,087,434	54,787	313,511	(368,298)	8,087,434

Total liabilities and stockholders equity	$17,452,642	277,020	3,652,121	(1,853,875)	19,527,908

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

				Adjustments
		Combined	Combined	and	Axtel
As of December 31, 2006	Axtel	Guarantors	Non-Guarantors	Eliminations	Consolidated

Current assets	$2,669,937	211,200	1,935,538	(1,621,169)	3,195,506

Property, systems and equipment, net	12,864,746	8,665	792,764	(744)	13,665,431

Concession rights, pre-operating expenses and deferred taxes	1,394,122	20,116	1,255,253	(497,431)	2,172,060

Investment in subsidiaries	357,104	-	13,753	(357,104)	13,753

Other non-current assets and long-term receivable	249,710	17,637	53,823	-	321,170

Total assets	$17,535,619	257,618	4,051,131	(2,476,448)	19,367,920

Current liabilities	$1,818,531	175,086	2,894,566	(1,621,169)	3,267,014

Long-term debt	7,540,886	-	534,070	-	8,074,956

Other non-current liabilities	500,365	27,816	319,363	(497,431)	350,113

Total liabilities	9,859,782	202,902	3,747,999	(2,118,600)	11,692,083

Total stockholders equity	7,675,837	54,716	303,132	(357,848)	7,675,837

Total liabilities and stockholders equity	$17,535,619	257,618	4,051,131	(2,476,448)	19,367,920

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Condensed consolidating income statements:

				Adjustments
(Unaudited)		Combined	Combined	and	Axtel
For the three-month period ended March 31, 2007	Axtel	Guarantors	Non-guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,813,113	371,311	1,416,658	(675,062)	2,926,020

Costs of revenues and services	(425,589)	-	(950,820)	281,155	(1,095,254)

Selling and administrative expenses	(574,183)	(370,703)	(369,831)	393,907	(920,810)

Depreciation and amortization	(644,439)	(106)	(55,703)	-	(700,248)

Operating income	168,902	502	40,304	-	209,708

Comprehensive financing result, net	(199,536)	(680)	(28,961)	1,996	(227,181)

Other (expenses) income, net	(3,778)	404	3,241	(1,996)	(2,129)

Income tax	9,560	(68)	(4,084)	-	5,408

Investment in subsidiaries	10,520	-	(138)	(10,520)	(138)

Net (loss) income	$(14,332)	158	10,362	(10,520)	(14,332)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2006	Axtel	Guarantors	Eliminations	Consolidated

Telephone services and related revenues	$1,369,158	304,176	(304,176)	1,369,158

Costs of revenues and services	(411,320)	-	-	(411,320)

Selling and administrative expenses	(462,411)	(303,501)	304,176	(461,736)

Depreciation and amortization	(357,320)	(113)	-	(357,433)

Operating income (loss)	138,107	562	-	138,669

Comprehensive financing result, net	(173,368)	(542)	302	(173,608)

Other (expenses) income, net	(2,001)	360	(302)	(1,943)

Income tax	10,636	850	-	11,486

Investment in subsidiaries	1,230	-	(1,230)	-

Net income (loss)	$(25,396)	1,230	(1,230)	(25,396)

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

      Condensed consolidating statements of changes in financial position:

				Adjustments
(Unaudited)		Combined	Combined	and	Axtel
For the three-month period ended March 31, 2007	Axtel	Guarantors	Non-guarantors	Eliminations	Consolidated

Operating activities:

Net (loss) income	$(14,332)	158	10,362	(10,520)	(14,332)

Charges (credits) to operations not requiring (providing) resources	624,359	174	59,925	10,520	694,978

Resources provided by operations	610,027	332	70,287	-	680,646

Net investment in operations	(342,692)	(3,578)	(102,530)	(293)	(449,093)

Resources provided by (used in) operations, net	267,335	(3,246)	(32,243)	(293)	231,553

Financing activities:

Increase in capital stock	187,196	-	-	-	187,196

Additional paid-in capital	189,395	-	-	-	189,395

Loans payments, net	(65,946)	(293)	(41,583)	293	(107,529)

Others	97,161	-	-	-	97,161

Resources used in financing activities	407,806	(293)	(41,583)	293	366,223

Investing activities:

Acquisition and construction of property, systems and equipment, net	(482,964)	-	(31,942)	-	(514,906)

Other assets	(37,839)	172	1,734	-	(35,933)

Resources used in investing activities	(520,803)	172	(30,208)	-	(550,839)

Decrease in cash and equivalents	(154,338)	(3,367)	(104,034)	-	46,937

Cash and equivalents at the beginning of the period	888,662	4,921	296,245	-	1,189,828

Cash and equivalents at the end of the period	$1,043,000	1,554	192,211	-	1,236,765

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

			Adjustments
(Unaudited)		Combined	and	Axtel
For the three-month period ended March 31, 2006	Axtel	Guarantors	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(25,396)	1,230	(1,230)	(25,396)
Charges to operations not requiring Resources	345,453	(736)	1,230	345,947
Resources provided by (used in) operations	320,057	494	-	320,551
Net (investment in) financing from operations	(19,891)	(3,976)	(116)	(23,983)
Resources provided by operations, net	300,166	(3,482)	(116)	296,568

Financing activities:
Additional paid-in capital	(2,053)	-	-	(2,053)
Proceeds from (loans payments), net	(989,343)	(116)	116	(989,343)
Others	87,371	-	-	87,371
Resources provided by (used in) financing activities	(904,025)	(116)	116	(904,025)

Investing activities:
Acquisition and construction of property, systems and equipment, net	(394,195)	(4)	-	(394,199)
Investment in subsidiaries	(6,396)	-	-	(6,396)
Other assets	(874)	663	-	(211)
Resources used in investing activities	(401,465)	659	-	(400,806)

Increase (decrease) in cash and equivalents	(1,005,324)	(2,939)	-	(1,008,263)
Cash and equivalents at the beginning of the period	1,984,052	3,624	-	1,987,676
Cash and equivalents at the end of the period	$978,728	685	-	979,413

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

The tables below present combined balance sheets as of March 31, 2007 and December 31, 2006, income statements for each of the three-month periods ended March 31, 2007 and March 31, 2006, and statements of changes in financial position for each of the three-month periods ended March 31, 2007 and March 31, 2006 for the Guarantors.  Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors.  All significant related parties balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

(Unaudited)				Adjustments
As of March 31, 2007				and	Combined
Assets	Icosa	Inmobiliaria	Servicios	Eliminations	Guarantors

Cash and cash equivalents	$130	8	1,416	-	1,554
Related parties receivables	25,158	-	184,221	-	209,379
Refundable taxes and other accounts receivable	1,906	1,294	16,938	-	20,138

Total current assets	27,194	1,302	202,575	-	231,071

Property, systems and equipment, net	-	8,473	-	-	8,473
Deferred income taxes and employee’s profit sharing	817	-	19,328	(133)	20,012
Other non-current assets	1,634	123	15,707	-	17,464

Total assets	$29,645	9,898	237,610	(133)	277,020

Liabilities and Stockholders Equity

Account payable and accrued liabilities	$389	-	48,416	-	48,805
Taxes payable	9,578	-	54,916	-	64,494
Related parties payables	8	7,890	-	-	7,898
Other accounts payable	2,850	-	78,008	-	80,858

Total current liabilities	12,825	7,890	181,340	-	202,055

Deferred income tax	-	133	-	(133)	-
Other non-current liabilities	3,360	-	16,818	-	20,178

Total liabilities	16,185	8,023	198,158	(133)	222,233

Equity	13,060	1,655	39,914	-	54,629
Net (loss) income	400	220	(462)	-	158

Total stockholders equity	13,460	1,875	39,452	-	54,787

Total liabilities and stockholders equity	$29,645	9,898	237,610	(133)	277,020

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

As of December 31, 2006
				Adjustments
Assets	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Cash and cash equivalents	$470	8	4,443	-	4,921
Related parties receivables	25,264	-	166,121	-	191,385
Refundable taxes and other accounts receivable	1,324	1,276	12,294	-	14,894

Total current assets	27,058	1,284	182,858	-	211,200

Property, systems and equipment, net	-	8,665	-	-	8,665
Deferred income taxes	1,082	-	19,181	(147)	20,116
Other non-current assets	1,651	124	15,862	-	17,637

Total assets	$29,791	10,073	217,901	(147)	257,618
Liabilities and stockholders’ equity

Account payable and accrued liabilities	$215	-	31,997	-	32,212
Taxes payable	10,766	-	71,162	-	81,928
Related parties payables	-	8,184	-	-	8,184
Other accounts payable	2,610	-	50,152	-	52,762

Total current liabilities	13,591	8,184	153,311	-	175,086

Deferred income tax	-	147	-	(147)	-
Other non-current liabilities	3,140	-	24,676	-	27,816

Total liabilities	16,731	8,331	177,987	(147)	202,902

Equity	12,022	1,462	45,778	-	59,262
Net (loss) income	1,038	280	(5,864)	-	(4,546)

Total stockholders equity	13,060	1,742	39,914	-	54,716

Total liabilities and stockholders equity	$29,791	10,073	217,901	(147)	257,618

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Guarantors’ Combined Income Statements:

				Adjustments
(Unaudited) For the three-months period ended March 31, 2007	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$45,581	517	325,213	-	371,311

Administrative expenses	(44,766)	-	(325,937)	-	(370,703)
Depreciation and amortization	-	(106)	-	-	(106)

Operating income	815	411	(724)	-	5022

Comprehensive financing result, net	(161)	(205)	(314)	-	(680)

Other ( expenses) income, net	9	-	395	-	404

Income (loss) before income taxes	663	206	(643)	-	226

Income taxes	(263)	14	181	-	(68)

Net (loss) income	$400	220	(462)	-	158

				Adjustments
(Unaudited) For the three-months period ended March 31, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Rental, service and other revenues	$35,189	518	268,469	-	304,176

Administrative expenses	(35,084)	-	(268,417)	-	(303,501)
Depreciation and amortization	-	(109)	(4)	-	(113)

Operating income (loss)	105	409	48	-	562

Comprehensive financing result, net	(94)	(240)	(208)	-	(542)

Other income, net	(5)	-	365	-	360

(Loss) income before income taxes	6	169	205	-	380

Income taxes	(22)	14	858	-	850

Net (loss) income	$(16)	183	1,063	-	1,230

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Guarantors’ Combined Statements of Changes in Financial Position:

				Adjustments
(Unaudited) For the three-months period ended March 31, 2007	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$400	220	(462)	-	158
Non-cash items	263	92	(181)	-	174

Resources (used in) provided by operations	663	312	(643)	-	332

Net investment in operations	(1,020)	(19)	(2,539)	-	(3,578)

Resources (used in) provided by operations, net	(357)	293	(3,182)	-	(3,246)

Financing activities:
Loans payment, net	-	(293)	-	-	(293)

Resources used in financing activities	-	(293)	-	-	(293)

Investing activities:
Other assets	17	-	155	-	172

Resources provided by investing activities	17	-	155	-	172

(Decrease) increase in cash and equivalents	(340)	-	(3,027)	-	(3,367)

Cash and equivalents at the beginning of the period	470	8	4,443	-	4,921

Cash and equivalents at the end of the period	$130	8	1,416	-	1,554

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

				Adjustments
(Unaudited) For the three-months period ended March 31, 2006	Icosa	Inmobiliaria	Servicios	and Eliminations	Combined Guarantors

Operating activities:
Net (loss) income	$(16)	183	1,063	-	1,230
Non-cash items	22	96	(854)	-	(736)

Resources (used in) provided by operations	6	279	209	-	494

Financing from operations, net	(320)	(144)	(3,512)	-	(3,976)

Resources provided by operations, net	(314)	135	(3,303)	-	(3,482)

Financing activities:
Loans payments, net	-	(116)	-	-	(116)

Resources used in financing activities	-	(116)	-	-	(116)

Investing activities:
Property, system and equipment, net	-	-	(4)	-	(4)
Other assets	15	-	648	-	663

Resources used in investing activities	15	-	644	-	659

Increase in cash and equivalents	(299)	19	(2,659)	-	(2,939)

Cash and equivalents at the beginning of the period	442	11	3,171	-	3,624

Cash and equivalents at the end of the period	$143	30	512	-	685

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statement
(Thousands pesos of constant purchasing power as of March 31, 2007)

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month periods ended March 31, 2007 and 2006 and on the stockholders’ equity as of March 31, 2007 and December 31, 2006 is presented below, with an explanation of the adjustments.

	(Unaudited)
	Three-months period ended March 31,
	2007	2006

Net income (loss) reported under Mexican GAAP	$158	1,230

U.S. GAAP adjustments
1. Deferred income taxes (A)	(66)	(39)
2. Allowance for post retirement benefits (B)	240	139
Total U.S. GAAP adjustments	174	100
Net income (loss) income under U.S. GAAP	$332	1,330

	(Unaudited)
	March 31,	December 31,
	2007	2006

Total stockholders’ equity reported under Mexican GAAP	$54,787	54,716

U.S. GAAP adjustments
1. Deferred income taxes (A)	6,627	6,693
2. Allowance for post retirement benefits (B)	(23,667)	(23,907)
Total approximate U.S. GAAP adjustments	(17,040)	(17,214)
Total stockholders’ deficit under U.S. GAAP	$37,747	37,502

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of March 31, 2007 and December 31, 2006, represented increases of $6,627 and $6,693, respectively, as shown in the U.S. GAAP reconciliation.

B. Severance

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority pre-

mium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the three-month periods ended March 31, 2007 and 2006 the Company recorded an increase in net income of $240 and $139, respectively. As of March 31, 2007 and December 31, 2006, the Company cancelled a deferred charge of $23,667 and $23,907, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to $60,917 and $64,001 as of March 31, 2007 and December 31, 2006, respectively.

(h) Recent Accounting Pronouncements

We adopted FIN 48 as of the beginning of our 2007 fiscal year. See Deferred Income Taxes.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide multiple voice, data and internet services bundled into integrated telecommunications solutions for businesses and high-usage residential customers. We also offer services to foreign carriers with international traffic termination, as well as providing custom-made integrated telecommunications services to large corporate customers.  Our integrated service offering enables us to maximize the recurring revenue received from each customer, increasing the return achieved on our investment in infrastructure, sales and marketing and distribution.  .  In addition, we believe that customers prefer to purchase their telecommunications services from a single provider and receive a single bill.  We believe customer loyalty is increased with the provision of additional services, resulting in a lower customer churn rate.

Revenues

We derive our revenues from:

•
Local calling services.  We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for value added services.

•	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

•	Data & Network. We generate revenues by providing data and network services, like Internet access, virtual private networks and private lines, to our customers.

•	International Traffic. We generate revenues by terminating international traffic from foreign carriers in Mexico.

•
Other services. We generate revenues from other services, which include, among others, activation fees for new customers, sale of customer premises equipments (“CPEs”) and revenues from integrated services billed to customers.

The following table summarizes our revenues from operations from the sources mentioned above (in million of constant pesos and as a percentage of total revenues):

	Revenues (Constant Ps. in millions as of March 31, 2007) Three-month period ended March 31,			% of Revenues Three-month period ended March 31,
Revenue Source	2007	2006	% of Change	2007	2006
Local calling services	Ps 1,244.9	Ps. 972.3	28.0%	42.5%	71.0%
Long distance services	392.1	110.5	254.9%	13.4%	8.1%
Data	603.1	59.0	922.5%	20.6%	4.3%
International Traffic	285.3	115.5	147.1%	9.7%	8.4%
Other services	400.6	111.9	258.0%	13.8%	8.2%
Total	Ps. 2,926.0	Ps. 1,369.2	113.7%	100.0%	100.0%

Cost of Revenues and Operating Expenses

Our costs are categorized as follows:

•
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

•
Operating expenses include costs incurred in connection with general and administrative matters including compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

•	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and the cost of spectrum licenses.

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Operating Data

Lines in Service.  As of March 31, 2007, lines in service totaled 815.2K, an increase of 166.8K from the same date in 2006.  During the first quarter of 2007, net additional lines from the five cities launched in 2006 and the two cities launched in the first quarter of 2007 totaled 5,270. Lines in service from these seven new cities amounted to 38,515, or 4.7% of total lines in service.

Internet subscribers. As of March 31, 2007, internet subscribers totaled 107,173, an increase of 106%, from 51,969 recorded on the same date in 2006. Non dial-up subscribers represented 58% or 62,291. We continue to focus our grow on broadband access solutions to existing and new customers.

Revenues from Operations

Revenues from operations increased to Ps. 2,926.0 million in the first quarter of year 2007 from Ps. 1,369.2 million for the same period in 2006, an increment of Ps. 1,556.8 million, or 114%.

Local services.  Local service revenues, which make up 43% of total revenues, grew 28% versus year-earlier quarter. This change is explained by significant increases in monthly rents, cellular revenues and measured service revenues.

Long distance services.  Long distance service revenues totaled Ps. 392.1 million in the quarter ending March 31, 2007, representing an increase of Ps. 281.6 million or 255%, from Ps. 110.5 million in the same quarter in 2006. The consolidation of Avantel contributed with Ps. 253.1 million during this quarter.

Data & Network.  Driven by Internet services and virtual private networks, data and network service revenues grew to Ps. 603.1 million for the three-month period ended March 31, 2007, compared to Ps. 59.0 million in the same period in 2006, an increase of Ps. 544.1 million.

International traffic.  In the first quarter of 2007, International traffic revenues totaled Ps. 285.3 million, up Ps. 169.8 million or 147% versus results for the year-earlier quarter.

Other services.  Revenue from other services accounted for 14% or Ps. 400.6 million of total revenues in the first quarter of 2007, an increase of Ps. 288.7 million from Ps. 111.9 million registered in the same period in 2006. This change is explained by significant increases in integrated services and customer premise equipment sales, among others.

Consumption

Local Calls.  Local calls totaled 600.0 million in the three-month period ended March 31, 2007, an increase of 151.9 million, or 34%, from 448.1 million recorded in the same period in 2006. A higher number of lines in service and the business consolidation of Avantel, were the main driver for this increase.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 251.9 million in the three-month period ended March 31, 2007, compared to 174.0 million in the same period in 2006, a 45% improvement equivalent to 78.0 million minutes.

Long distance.  Outgoing long distance minutes increased to 542.6 million for the three-month period ended March 31, 2007 from 123.0 million in the same period in 2006, 419.6 million minutes above. This significant increase is explained by the consolidation of Avantel not reflected in 2006 and by the further penetration of bundled commercial offers that incorporate long distance minutes.

Cost of Revenues and Operating Expenses

Cost of Revenues.  For the three-month period ended March 31, 2007, the cost of revenues grew  Ps. 683.9 million, compared with the same period of year 2006, primarily due to Ps. 319.4 million and Ps. 249.0 million increases in domestic long distance interconnection and links and co-location costs, respectively.

Gross Profit.  Gross profit is defined as revenues minus cost of revenues. For the first quarter of 2007, the gross profit accounted for Ps. 1,830.8 million, an increase of Ps. 872.9 million or 91%, compared with the same period in year 2005.

Operating expenses.  For the first quarter of year 2007, operating expenses grew Ps. 459.1 million, or 99%, totaling Ps. 920.8 million compared to Ps. 461.7 million for the same period in year 2006. Among others, increases of Ps. 230.5 million and Ps. 81.7 million in personnel and building and equipment maintenance, respectively, related to the new size of the company explain this growth.

Depreciation and Amortization. Due to the organic expansion of our asset base and the consolidation of Avantel, depreciation and amortization totaled Ps. 700.2 million in the three-month period ended March 31, 2007 compared to Ps. 357.4 million for the same period in year 2006, an increase of Ps. 342.8 million or 96%.

Operating Income (loss). Operating income totaled Ps. 209.7 million in the three-month period ended March 31, 2007 compared to an operating income of Ps. 138.7 million registered in the same period in year 2006, an increase of Ps. 71.0 million or 51%.

Comprehensive financial result. The comprehensive financial loss was Ps. 227.2 million for the three-month period ended March 31, 2007, compared to a loss of Ps. 173.6 million for the same period in 2006. The larger amount of debt, mostly denominated in US dollars, resulted in Ps. 129.4 and Ps. 59.8 million of additional interest expenses and FX losses, respectively, which were partially compensated by higher interest income and non-cash monetary position gain. The following table illustrates the comprehensive financial results:

Comprehensive Financial Result Comparison
	Three-month period ended March 31,		% of
Description	2007	2006	Change
Interest expense	Ps.(324.2)	Ps.(194.8)	66.4%
Interest income	116.0	43.7	165.7%
Foreign exchange (loss) gain, net	(88.1)	(28.3)	211.6%
Monetary position gain	69.1	5.8	1,093.2%
Total	Ps. (227.2)	Ps. (173.6)	30.9%

Net Income (loss). We registered a net loss of Ps. 14.3 million for the three-month period ended March 31, 2007 compared to a loss of Ps. 25.4 million recorded in the three-month period ended March 31, 2006.

Liquidity and Capital Resources

Historically we have relied primarily on vendor financing, the proceeds of the sale of securities, internal cash from operations and the proceeds from bank debt to fund our operations, capital expenditures and working capital requirements.  Although we believe that we would be able to meet our debt service obligations and fund our operating requirements in the future with cash flow from operations, we may seek additional financing in the capital markets from time to time depending on market conditions and our financial requirements.  We will continue to focus on investments in property, systems and equipment (fixed assets) and working capital management, including the collection of accounts receivable and management of accounts payable.

At March 31, 2007, we had cash and cash equivalents of Ps 1,236.8 million compared to cash and cash equivalents of Ps. 979.4 million in the same period of year 2006.

Net resources provided by operating activities were Ps. 231.6 million for the three-month period ended March 31, 2007 compared to Ps. 296.6 million recorded in the same period of year 2006.

Net resources used in investing activities were Ps. (550.8) million for the first three months of year 2007 compared to Ps. (400.8) million recorded in the same period of year 2006. These flows primarily reflect investments in fixed assets of Ps. 514.9 million and Ps. 394.2 million, respectively.

Net resources (used in) provided by financing activities were Ps. 366.2 million and Ps. (904.0) million for the three-month period ended March 31, 2007 and 2006, respectively.

We expect to make additional investments in future periods as we selectively expand our network within our coverage area and into other areas of the country in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

Indebtedness

During the first quarter of 2007, the Ps. 3,383.4 million (US $311.0 million) 18-month acquisition financing was entirely paid-off with proceeds from the issuance of a 10-year Ps. 3,047.3 million (US $275 million) Senior Notes program and a Ps. 376.6 million equity subscription. The following table summarizes our total debt as of March 31, 2007.

Total Debt as of March 31, 2007	2007
2012 Syndicated Term Loan	2,263.8
2013 Senior Notes	1,800.7
2017 Senior Notes	3,047.3
Lease Obligations	736.3
Other Financings	248.6
Notes Premium and Accrued Interest	136.4
Total Debt	8,233.1

We expect to make additional investments in future periods as we selectively expand our network within our coverage area and into other areas of the country in order to exploit market opportunities as well as to maintain our existing network and operating facilities.

Capitalization of preoperating expenses

We commenced commercial operations in June 1999.  As permitted under Mexican GAAP, during our preoperating stage we were able to capitalize all of our general and administrative expenses and our net comprehensive cost of financing.

Beginning in June 1999, we are required to amortize all previously capitalized general and administrative expenses and to depreciate all previously capitalized net comprehensive cost of financing.  These capitalized preoperating expenses are amortized on a straight-line basis for a period not exceeding ten years.

Summary of contractual obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	pro forma, payments due by period (US$ in millions)
Contractual obligations:
Debt maturing within one year	36.8	36.8	-	-	-
Long-term debt	693.9	-	46.9	209.5	437.5
Interest payments	400.8	55.1	110.1	95.0	140.6
Operating leases	135.5	26.9	43.9	32.5	32.2
Total contractual cash obligation	1,267.0	118.8	200.9	337.0	610.3

US GAAP Reconciliation

We describe below the principal differences between Mexican GAAP and US GAAP that relate to the operations of Axtel.  See Note 24 to the audited consolidated financial statements for reconciliation to US GAAP of shareholders’ equity and net income (loss) for the respective periods presented.

Recognition of the effects of inflation on financial information.  Under Mexican GAAP, the effects of inflation are reflected in financial statements.  Such a convention has no counterpart under US GAAP.  However, although Mexican GAAP includes the effects of inflation in financial statements, the SEC does not require the restatement of financial statements to reconcile the effects of the Mexican GAAP inflation accounting.

Preoperating expenses.  Under Mexican GAAP, all expenses incurred while a company is in the preoperating or development stages are deferred and considered as a component of a company’s assets.  Such capitalized expenses are amortized on a straight-line basis for a period not exceeding 10 years after the corresponding asset commences operations.  According to US GAAP, such preoperating or development expenses are expensed and reported as a deficit to shareholders’ equity recorded during the developing stage.

Deferred income tax and employees statutory profit sharing.  Under Mexican GAAP deferred income tax is accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.  Under US GAAP, deferred income tax and employees statutory profit sharing are determined under the asset and liability method recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Statement of changes in financial position.  In accordance with Mexican GAAP, we present statements of changes in financial position in constant pesos.  This presentation identifies the generation and application of resources representing differences between beginning and ending financial statements balances in constant pesos.

The changes in the consolidated financial statement balances included in our audited consolidated financial statements constitute cash flow activity stated in constant pesos (including monetary losses which are considered as cash losses in the financial statements presented in constant pesos).  SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements.  However, US GAAP requires that non-cash financing and investing transactions should be excluded from the statement of cash flows and reported in related disclosures.

Capitalization of interest.  In accordance with Mexican GAAP, capitalization of interest or, during inflationary periods, comprehensive cost of financing or income incurred in the period of construction and installation of an asset is permitted.    Under US GAAP, capitalization of interest is required for certain qualifying assets that require a period of time to get them ready for their intended use.  The amount of interest to be capitalized is that portion of the interest cost incurred during the assets’ acquisition period that theoretically could have been avoided if expenditures for the assets had not been made, and is not limited to indebtedness attributable to the asset.

Revenue recognition.  In accordance with Mexican GAAP, we recognized activation fees received upon installation and activation of services when the customer has a contract with an indefinite term. Conversely, US GAAP SAB 104 indicates that the activation is deferred and recognized over the expected term of the customer relationship beginning on the date the service was installed.

Recent Accounting Pronouncements

Business combinations

In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7, Business Combinations, which is mandatory beginning on January 1, 2005.  Bulletin B-7 provides certain rules for the accounting treatment of business acquisitions and investments in associated entities.  Bulletin B-7, adopts the purchase method as the only method of accounting.  As a result, the use of the International Accounting Standard IAS-22, Business Combinations, was eliminated; the accounting treatment of goodwill was established, eliminating its amortization and establishing certain rules of impairment and specific rules for the acquisition of the minority interest, transfers of assets or exchange of stocks among entities under common control and the accounting treatment of intangible assets recognized in a business combinations was established.  The adoption of this Bulletin has no material effect on our financial position or results of operations.

Labor obligations

New Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998.  The provisions of this Bulletin were effective immediately, except for those relating to payments upon termination of labor relationships, which were effective January 1, 2005.

This Bulletin addresses the issue of post-retirement benefit payments, superseding Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles Relating to Labor Obligations.”  Also, this Bulletin replaces the provision regarding the treatment of unforeseen payments as set forth in Circular 50 with one relating to “Payments upon Termination of the Labor Relationship,”

defining the payments as those payable to workers upon termination of the labor relationship before retirement age.  These payments are of two types:  (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied; and (ii) for reasons other than restructuring, for which valuation and disclosure requirements are the same as those for pension and seniority premium payments, with the consequence that, upon adoption of this Bulletin, the transition asset or liability will be immediately recognized in the results of operations or amortized over the average remaining service life of employees.

Recently issued accounting pronouncements under Mexican GAAP

Through May 2004, the Accounting Principles Commission (Comisión de Principios de Contabilidad, or ‘‘CPC’’) of the Mexican Institute of Public Accountants was in charge of issuing accounting standards in Mexico. Those standards are contained in the Bulletins of Generally Accepted Accounting Principles (‘‘Bulletins’’), which are deemed standards, and in the Circulars, that are regarded as opinions or interpretations.

Beginning June 1, 2004, the aforementioned function was transferred to the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, or ‘‘CINIF’’). CINIF is an entity whose objectives are to develop Financial Reporting Standards (‘‘FRS’’) in Mexico that are useful to both issuers and users of financial information, as well as to achieve as much consistency as possible with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Through December 2005, CINIF has issued eight series A and one series B Financial Reporting Standards. Therefore, Mexican FRS currently include both the standards issued by CINIF and the Bulletins and Circulars issued by CPC, that have not been revised, substituted or superseded by the new FRS.

The principal changes included in the aforementioned FRS, which were effective for fiscal years beginning after December 31, 2005, are the following:

a)	Donations received are included in the results of operations, instead of in contributed capital.

b)	Elimination of special and extraordinary items, classifying income statement items as ordinary and non-ordinary.

c)	Retroactive recognition of the effects of changes in particular standards.

d)	Disclosure of the authorized date for issuance of financial statements, as well as the officer or body authorizing issuance.

The company considers that the adoption of these recently issued accounting standards did not have an impact in the company’s financial statement.

Recently issued accounting pronouncements under US GAAP

In September 2005, the Emerging Issues Task Force (EITF) issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory the Same Counterparty (EITF 04-13). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

In September 2006, the FASB issued FASB Statement No.157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances dis-

closures about fair value measurements. The Statement does not require any new fairt value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. We are required to adopt statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. We are currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue N.06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No.106, Employers´Accounting for PostretirementBenefits Other Than Pensions” or APB Opinion N.12, “Omnibus Opinion-1967,  if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. We are in the process of assessing the impact of adopting EITF 06-4 on its results of operations and financial position; however, we currently expect that additional liabilities may be required to be recognized upon implementation of the consensus based on the current terms of certain life insurance arrangements with our executive officers.

In September 2006, the FASB´s Emerging Issues Task Force reached a consensus on Issue No.06-5, Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No.85-4, Accounting for Purchase of Life Insurance  (EITF 06-5). EITF 06-5 provides guidance on how an entity should determine the amount that could be realized under a life insurance contract at the balance sheet date. This guidance requires that the cash surrender value and any additional amounts provided by the contractual terms of the life insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized. This guidance is effective for reporting periods beginning after December 15, 2006. We do not anticipate that the adoptions of EITF 06-5 will have a material impact on our results of operations and financial position.

In September 2006, the FASB issued FASB staff Position No.AUD AIR-1, Accounting for Planned Major Maintenance Activities. This guidance prohibits the use of the accrue-in advance method of accounting for planned major activities because an obligation has not occurred and therefore a liability should not be recognized. The provisions of this guidance will be effective for reporting periods beginning after December 15,2006. The provisions of the Staff Position are consistent with our current policies and we do not anticipate that the adoption of the provisions of this guidance will have a material impact on our results of operation and financial presentation.

In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in the process of assessing the impact of adopting FIN 48 on our results of operations and financial position.

Recently adopted US GAAP accounting standards

Effective January 1, 2006,we adopted the fair value recognition provision of Statement 123 (R) using the modified-prospective-transition method (refer to note 1(p)).

Effective January 1, 2006, we adopted FASB Statement No.151, Inventory Costs-an Amendment of ARB No.43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.Our current procedures follow these guidelines and therefore the adoption of Statement 157 had no impact on the valuation of inventory or charges to cost of sales.

Effective January 1, 2006,we adopted the disclosure requirements of EITF Issue No.06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, gross versus net presentation) for tax receipts on the face for their income statements (refer to note 1 (g)). The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). We have historically presented such taxes on a net basis.

 Critical Accounting Policies

Our consolidated financial statements included elsewhere in this document have been prepared in accordance with Mexican GAAP, which differ in significant respects from US GAAP.  See Note 14 to our consolidated financial statements included elsewhere in this document, for a description and the effects of the principal differences between Mexican GAAP and US GAAP as they relate to us.

We have identified below the accounting policies we have applied under Mexican GAAP that are critical to understanding our overall financial reporting.

Income taxes

Under Mexican GAAP, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant judgment is required to appropriately assess the amounts of tax assets. We record tax assets when we believe there will be enough future taxable income for the realization of such deductible temporary difference. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.

Deferred income tax and employees statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

Recognition of the effects of inflation

Under Mexican GAAP, the financial statements are restated to reflect the loss of purchasing power (inflation) of their functional currency. The inflation effects arising from holding monetary assets and liabilities are reflected in the income statements as monetary position result. Inventories, property, systems and equipment and deferred charges, with the exception and the equity accounts, are restated to account for inflation using the Mexican National Consumer Price Index published by Banco de México (central bank). The result is reflected as an increase in the carrying value of each item. Income statement accounts are also restated for inflation into constant Mexican Pesos as of the reporting date.

Impairment of long-lived assets

Axtel evaluates periodically the adjusted values of its property, plant, systems and equipment and other non-current assets, to determine whether there is an indication of potential impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value and are no longer depreciated.

Revenue recognition

Our revenues are recognized when earned, as follows:

•
Local calling services. We  generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls ("measured service"), a per minute usage fee for calls completed on a cellular line ("calling party pays" or "CPP calls") and a monthly fee for value-added services when requested by the customer. The costs related to the termination of our customers' cellular in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Long distance services. We generate revenues by providing long distance services for our customers' completed calls. The costs related to the termination of our customers' long distance calls in other carriers' networks are charged to cost in the same month that the revenue is earned.

•
Data & Network. We generate revenues by providing Internet, data and network services, like virtual private networks and dedicated private lines. The costs related to providing Internet, data and network services to our customers are charged to cost in the same month that the revenue is earned.

•
International Traffic. We generate revenues terminating international traffic from foreign carriers. The costs related to the termination of international traffic are charged to cost in the same month that the revenue is earned.

•
Other Services. We generate revenues from other services, which include among others, activation fees, equipment installation and customer premises equipment (‘‘CPE’’) for new customers as well as custom-made integrated telecommunications services to corporate customers.

Other costs and expenses related to sales and marketing, costs of leasing land related to our operations and maintenance of the network, billing, payment processing, operator services and our leasing of private circuit links are recorded as incurred.  For revenue recognition purposes we follow US GAAP.

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104).  This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to US GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

(a)           there is persuasive evidence of an agreement;

(b)           the delivery was made or the services rendered;

(c)           the sales price to the purchaser is fixed or determinable;

(d)           collection is reasonably assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the US GAAP reconciliation, we have deferred the activation revenues over a three-year period starting in the month such charge is originated.  This period was determined based on our experience.  The net effect of the deferral and amortization is presented in the US GAAP reconciliation presented in this document.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in the three-month period ending on March 31, 2007 to Ps. 568.4 million, or 21% of our operating costs and expenses.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments.

Derivative financial instruments

Axtel accounts for derivatives and hedging activities in accordance with Bulletin C-10 for Mexican GAAP and FASB Statement No. 133, for US GAAP, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which require that all derivative instruments be recorded on the balance sheet date at their respective fair values, including those derivatives embedded in financial or non financial contractual agreements.

We use financial derivative instruments in order to manage financial exposures, specially foreign exchange related, included on either recognized assets or liabilities, or exposures derived from firm commitments or highly expected forecast transactions which have not yet been recognized as assets or liabilities within our balance sheet. On the date derivatives contracts are entered into, we formally designate them into a hedging relationship, as foreign currency hedge to either mitigate the fair value risk or the variability of foreign-currency related exposures, under the corresponding fair value or through the cash flow hedge accounting model. For all hedging relationships, we formally document them, including its risk-management objective and strategy for undertaking the hedge, the hedged item, the nature of the hedge risk(s) within such hedged item, the hedge instrument and how the hedging instrument's effectiveness will be robust enough in offsetting the hedged risk on both a prospective and retrospective basis, including a description on how hedge ineffectiveness will be measured and recognized within earnings. Changes in the fair value of a derivative that is highly effective in mitigate-

ing the foreign exchange variability is recorded net of deferred taxation in the other comprehensive income section of equity. Hedge ineffectiveness is recognized in the statement of operations.

We use currency swap contracts to reduce the risk resulting from foreign exchange rate fluctuations of the Mexican Peso versus the US dollar. These currency swaps involve the exchange of cash flows originated by the exchange of currencies fluctuations. Net amounts paid or received are reflected as adjustments to interest expense within earnings.

We will discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, we continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

Inventory

We periodically examine our inventory in order to determine its obsolescence.  Based on these examinations, we might be required to establish reserves to provide for obsolescence.  To date, those circumstances have not arisen to establish such a reserve.

Doubtful Accounts

We believe that proper management of our working capital is essential to successful management of our finances generally.  For this reason, controlling and monitoring of our accounts receivable is a priority in daily financial management.  In furtherance of the above, we have established a policy of reserving for all balances over 30 days past due.

Business Combinations

Due to the recent acquisition of Avantel, we adopted Bulletin B7 of Mexican GAAP and FAS 141 which provides proper procedures that must be implemented in order to record the integration of acquired enterprises.

ITEM 3.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks

Our primary foreign currency exposure relates to our US dollar-denominated debt.  Most of our debt obligations at March 31, 2007 were denominated in US dollars.  Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet obligations since our revenues are in constant pesos. Through foreign currency and/or interest rate hedging contracts, we reduce our exposure to interest rate fluctuations and the negative impact derived from the possible devaluation of the Mexican peso to the U.S. dollar.

Prior to entering into foreign currency and/or interest rate hedging contracts, we evaluate the counterpaties’ credit ratings.  Credit risk represents the accounting loss that would be recognized at the reporting date if counterpties failed to perform as contracted.  We do not currently anticipate non-performance by such counterparties.

On March 29, 2004, we entered into two separate derivative transactions denominated ‘‘Coupon Swap’’ agreements to hedge a portion of our U.S. dollar foreign exchange exposure resulting from the issuance of our US$175.0 million 11% senior notes due 2013. Under the transactions, we receive semi-annual payments based on the aggregate notional amount of US$113.8 million at an annual rate of 11%, and we will make semiannual payments calculated based on the aggregate of Ps. 1,270.0 million at an annual rate of 12.3%. Both of these transactions will terminate in December 2008.

During June 2005, we entered into two additional derivative transactions, which covered the remaining portion of our US foreign exchange exposure at the time. Under these transactions we are receiving semi-annual payments based on the aggregate notional amount of US$136.2 million at an annual rate of 11%, and we are making semiannual payments calculated based on the aggregate of Ps. 1,480.0 million at an annual rate of 12.26%. Both transactions also terminate in December 2008.

Under the transactions described above we benefit if interest rates increase, since we fixed the rate at which future interest payments are made. Conversely, if interest rates decrease, we will be negatively impacted on the mark to market of the transaction.

In February 2006, we prepaid Ps. 944.1 million (US$87.5 million) of the 11% Senior Notes due in 2013.  Resulting from this prepayment, we became overhedged by 35% until March 2007 when we entered into a synthetic reverse coupon swap transaction in which we are paying 11% on the US$ notional amount (US$87.5 million) and receiving 12.26% on the Mexican peso notional of Ps. $950.6 million. This reverse coupon swap ends in December 2008.

Recent Events

In order to hedge the US$ US$275 million exposure from the new 2017 Senior Notes program launched in February 2007, we entered into an interest only swap in which we will receive semi-annual 7.625% interest payments (the coupon rate on the notes) on US $275 million notional, and pay a floating rate of TIIE minus 0.025% on Ps. $3,038.8 million notional, on a monthly basis. On March 22 2007, we entered into an interest only extendible swap to fix the rate of TIIE minus 0.025% for this transaction, in order to pay, on a monthly basis, a 7.86% rate on the Ps. $3,038.8 million notional amount. This extendible swap transaction expires in February 2012, although the counterparty has the option to terminate the trade in August 2009.

For the U.S. dollar portion of the Ps. 2,241.7 million syndicated term loan, Axtel entered into a full cross currency swap, fixing principal amortizations at Ps. 11.0275 for each US$1, and the interest payments were fixed to receive 3-month LIBO Rate plus 1.5% quarterly payments on US$110.2 million notional amount, and paying, on a monthly basis, TIIE plus 1.35% on the Ps. $1,215.5 million notional amount.

The following table provides information about the details of our derivative contracts as of March 31, 2007:

	Currencies		Interest Rates
Maturity date	Notional amount	Notional amount (nominal value)	Axtel receives	Axtel pays	Estimated fair value

December 15, 2008	U.S. $ 113.75	$1,270	11.00%	12.30%	U.S.$(3.0)
December 15, 2008	U.S. $ 136.25	$1,480	11.00%	12.26%	U.S.$(2.5)
February 01, 2012	U.S. $ 275.00	$3,039	7.63%	TIIE –2.5 bps	U.S. $3.5
December 15, 2008	U.S. $ 87.50	$950	12.26%	11.00%	U.S. $1.7
February 29, 2012	U.S. $ 110.23	$1,216	Libor + 1.5	TIIE +1.35	U.S. $0.5
August 01, 2009	U.S. $ 275.00	$3,039	TIIE – 2.5 bps	7.86%	U.S. $(0.3)
February 01, 2012	U.S. $ 275.00	$3,039	TIIE – 2.5 bps	7.86%	U.S. $2.7

For the three-months ended March 31, 2007, the change in the fair value of these contracts is an unrealized gain amount of US$5.2 million, when compared to the fair value as of December 31, 2006. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes. No hedge ineffectiveness on cash flow hedges was recognized during 2007.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company’s exposure to fluctuations in interest rates and foreign exchange rates.

ITEM 4. CONTROLS AND PROCEDURES

Not applicable.

PART II - OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

No material changes from the Form 20-F filed for the year ended on December 31, 2006

ITEM 1A.    RISK FACTORS

No material changes from the Form 20-F filed for the year ended on December 31, 2006

ITEM 2.    UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In January 2007, a total of 82,180,875 new Series B shares (in the form of CPOs) were issued and paid for through an equity subscription (not involving a public offering), generating total proceeds for Axtel of Ps. 374.7 million, or Ps. 4.56 pesos for each new Series B share. More details described below:

(a)
Securities sold – 82,180,875 new Series B shares were sold in the form of CPOs. Telecomunicaciones Holding Mx, S. de R.L. de C.V. (‘‘Tel Holding’’), an indirect subsidiary of Citigroup, Inc., acquired 82,151,321 new Series B Shares and other investors subscribed and paid the remaining 29,554 Series B shares. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the equity subscription until January 3, 2008.

(b)	Underwriters and other purchasers – The equity subscription was handled directly by ourselves and Nacional Financiera S.N.C., the trustee in the CPO Trust.

(c)	Consideration – No discount, premium or consideration was paid in respect to this subscription. The company received proceeds of Ps. 374.7 million, or Ps. 4.56 pesos for each new Series B share.

(d)	Exemption from registration claimed – These transactions took place between Mexican nationals in Mexico without any directed selling efforts in the United States.

(e)	Terms of conversion or exercise – Not applicable.

(f)	Use of Proceeds – Proceeds received were used to reduce debt incurred with respect to the acquisition of Avantel.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5.    OTHER INFORMATION

Material Contracts:

Exhibit 4.20 – Indenture governing 2017 Senior Notes, and

Exhibit 4.21 – Amended and Restated Credit Agreement.

ITEM 6.    EXHIBITS AND REPORTS

Exhibit Number	Description

4.20
Indenture, dated as of February 02, 2007, among Axtel, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, governing Axtel’s $275,000,000 aggregate principal amount of 7.625% Senior Notes due 2017

4.21
Amended and Restated Credit Agreement dated as of November 30, 2006, as Amended and Restated as of February 23, 2007, among Axtel, as Borrower; certain Subsidiaries of Axtel, as Guarantors; Various Financial Institutions, as Lenders; Citibank, N.A., as the Administrative Agent; and Banco Nacional de Mexico, S.A., integrante del Grupo Financiero Banamex, as the Peso Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: May 31, 2007